UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

Personalis, Inc.

(Name of Issuer)

Common Stock

(Titles of Class of Securities)

71535D106

(CUSIP Number)

November 28, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Tempus Labs, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,218,800
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,218,800
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,218,800
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 15.8%
12	Type of Reporting Person CO

Item 1(a). Name of Issuer:

Personalis, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

6600 Dumbarton Circle

Fremont, CA 94555

Item 2(a). Name of Person Filing:

Tempus Labs, Inc.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of Tempus Labs, Inc. is as follows:

600 West Chicago Avenue, Suite 510

Chicago, Illinois 60654

Item 2(c). Citizenship:

Tempus Labs, Inc. is organized under the laws of the State of Delaware.

Item 2(d). Titles of Classes of Securities:

Common Stock, par value $0.0001 per share (the “Shares”).

Item 2(e). CUSIP Number:

71535D106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a) Amount beneficially owned:

See response to Item 9 on the cover page. The reporting person’s beneficial ownership of Shares disclosed herein includes (i) 4,609,400 Shares that are issuable to the reporting person upon exercise of a First Warrant to Purchase Common Stock, dated November 28, 2023, issued by Personalis, Inc. to Tempus Labs, Inc. and (ii) 4,609,400 Shares that are issuable to the reporting person upon exercise of a Second Warrant to Purchase Common Stock, dated November 28, 2023, issued by Personalis, Inc. to Tempus Labs, Inc.

(b) Percent of class:

See response to Item 11 on the cover page. The percentage ownership reported herein is based on 49,031,396 Shares outstanding as of October 30, 2023, as reported on the Form 10-Q filed by Personalis, Inc. with the Securities and Exchange Commission on November 7, 2023, plus 9,218,800 Shares issuable upon the exercise of the First Warrant to Purchase Common Stock and the Second Warrant to Purchase Common Stock, by Tempus Labs, Inc.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii) Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii) Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2023

TEMPUS LABS, INC.

By:	/s/ Andrew Polovin
Name: Andrew Polovin
Title: General Counsel